SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Bresler & Reiner, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

107336-10-9

(CUSIP Number)

Burton J. Reiner

7108 Armat Drive

Bethesda, MD 20814

(202) 488-8800

with a copy to:

Steven S. Snider, Esquire

Hale and Dorr LLP

1455 Pennsylvania Avenue, N.W

Washington, D.C. 20004

(202) 942-8494

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 under the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 2 of 10 Pages)

CUSIP NO.	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Burton J. Reiner (SSN: ###-##-####)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,763 8. SHARED VOTING POWER 846,015 9. SOLE DISPOSITIVE POWER 2,763 10. SHARED DISPOSITIVE POWER 846,015

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.99%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO.	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anita O. Reiner (SSN: ###-##-####)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 846,015 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 846,015

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,015

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.89%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO.	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Burton & Anita Reiner Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 - 8. SHARED VOTING POWER 166,667 9. SOLE DISPOSITIVE POWER - 0 - 10. SHARED DISPOSITIVE POWER 166,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%

14.	TYPE OF REPORTING PERSON OO

Explanatory Note: For purposes of this filing, the Amended and Restated Schedule 13D/A, filed on June 18, 1996, is treated as Amendment No. 2 to the Schedule 13D, filed May 16, 1990, which was amended by Amendment No. 1 to Schedule 13D, filed March 21, 1994.

ITEM 1.    Security and Issuer.

This statement relates to the common stock (the “Common Stock”) of Bresler & Reiner, Inc. (the “Company”). The Company’s principal offices are located at 401 M Street, S.W., Waterside Mall, Washington, D.C. 20024.

ITEM 2.    Identity and Background.

(a)	This statement is being filed by (i) Burton J. Reiner and Anita O. Reiner, Joint Tenants, with respect to shares beneficially owned by them and (ii) Burton & Anita Reiner Charitable Remainder Unitrust (the “Unitrust”). On December 29, 1993, Mr. and Mrs. Reiner established the Unitrust. Burton J. Reiner and Anita O. Reiner and the Unitrust are collectively referred to herein as the “Filing Persons.” The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the “Act”). The Filing Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

(b)	The residence address of Burton J. Reiner and Anita O. Reiner and the Unitrust is 7108 Armat Drive, Bethesda, Maryland 20814.

(c)	Mr. Reiner’s principal occupation is as President and Co-Chairman of the Board of the Company. Mrs. Reiner is not employed. The principal business of the Unitrust is to be an estate planning vehicle for Mr. and Mrs. Reiner.

(d)	During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Reiner and Mrs. Reiner are both citizens of the United States and the Unitrust was established in the United States.

ITEM 3.    Source and Amount of Funds or Other Consideration.

This Amendment No. 3 to Schedule 13D is being filed to report the Agreements among the Bresler Parties (as defined below under Item 4) and the Reiner Parties described in Item 4 below.

Prior to January 13, 1989, Mr. Reiner was the beneficial owner of 961,149 shares of the Company which he held individually in his own name, constituting approximately 33.95% of the issued and outstanding shares of the Company; Mrs. Reiner was the beneficial owner of 70,870 shares of the Company which she held individually in her own name, constituting 2.5% of the issued and outstanding shares of the Company.

On January 13, 1989, Mr. and Mrs. Reiner each transferred their individual shares by gift without consideration to themselves as joint tenants with right of survivorship, such that, upon the death of one of them, record and beneficial ownership of the shares would pass by operation of law to the survivor. During the same month 19,337 shares of the Company held in a trust of which Mr. and Mrs. Reiner were co-trustees and previously reported by Mr. Reiner on Schedule 13G, were distributed to the trust beneficiaries who are the adult children of the Reiners. These shares are no longer beneficially owned by Mr. and Mrs. Reiner.

The Unitrust was established on December 29, 1993. Mr. and Mrs. Reiner gifted 166,667 shares of the Company to the Trust on the same date. Mr. and Mrs. Reiner have no voting or investment power with respect to the assets of the Trust, including such gifted shares.

ITEM 4.    Purpose of Transaction.

The Filing Persons are submitting this statement in connection with the execution of an Agreement with Bresler Family Investors, L.L.C and Fleur S. Bresler (collectively, the “Bresler Parties”), with respect to each parties’ shares of Common Stock (the “Agreement”) and that certain Second Amended and Restated Shareholders Agreement of the Company (the “Shareholders Agreement”). A copy of the Agreement and Shareholders Agreement are attached to this statement and are made a part hereof.

Under certain circumstances, described in more detail in the Shareholders Agreement and the Agreement, the Reiner Parties have the right to acquire shares of Common Stock from the Bresler Parties, and the Bresler Parties have the right to acquire shares of Common Stock from the Reiner Parties.

Contemporaneously with the Agreement and the Shareholders Agreement, Randall L. Reiner, the son of Burton J. Reiner and Anita Reiner, resigned as a Vice President of the Company pursuant to a Release and Separation Agreement, William J. Oshinsky resigned from the Company’s Board of Directors and the Company’s Board of Directors elected Randall L. Reiner to serve the remainder of Mr. Oshinsky’s term, which expires at the Company’s 2003 Annual Meeting of Shareholders. Randall L. Reiner agreed to continue providing services to the Company for a period of 25 months pursuant to a Consulting Agreement.

Among other things, the Agreement provides for the designation of persons to be nominated for election as directors of the Company, provides for voting by shareholders of shares owned by the

Reiner Parties and the Bresler Parties and contains an agreement by the Bresler Parties and the Reiner Parties from engaging in certain transactions relating to the control of the Company without the prior consent of the other party.

ITEM 5.    Interest in Securities of the Issuer.

(a)	Burton J. Reiner and Anita Reiner, Joint Tenants, beneficially own 846,015 shares of Common Stock, which constitutes 30.89% of the Common Stock outstanding of the Company (based upon 2,738,606 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the “Form 10-Q”)).

(b)	Burton J. Reiner beneficially owns 2,763 shares of Common Stock, which constitutes 0.1% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

(c)	The Unitrust beneficially owns 166,667 shares of Common Stock, which constitutes 6.09% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

(d)	Burton J. Reiner and Anita Reiner, Joint Tenants, have the sole power to dispose of 846,015 shares of Common Stock. Burton J. Reiner and Anita Reiner, Joint Tenants, share voting power with respect to 846,015 shares of Common Stock with the Bresler Parties pursuant to the terms of the Agreement.

(e)	Reiner, through the Unitrust, has the power, as Trustee of the Unitrust, to dispose of 166,667 shares of Common Stock. Mr. Reiner, through the Unitrust, shares voting power with respect to 166,667 shares of Common Stock with the Bresler Parties pursuant to the terms of the Agreement.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

ITEM 7.    Material to be Filed as Exhibits.

Attached hereto are the following:

Exhibit 7.4

Agreement, dated as of February 21, 2003, by and among Bresler Family Investors, L.L.C.; Charles S. Bresler; Fleur S. Bresler; Burton J. Reiner; Anita O. Reiner; and Burton & Anita Reiner Charitable Remainder Unitrust.

Exhibit 7.5

Second Amended and Restated Shareholders Agreement by and between Bresler Family Investors, L.L.C, Burton J. Reiner and Anita O. Reiner, Joint Tenants, Burton & Anita Reiner Charitable Remainder Unitrust and Bresler & Reiner, Inc.

Exhibit 7.6	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2003

/s/ Burton J. Reiner
Burton J. Reiner, as Joint Tenant

/s/ Anita O. Reiner
Anita O. Reiner, as Joint Tenant

Burton & Anita Reiner Charitable Remainder Unitrust

By: /s/ Burton J. Reiner
Burton J. Reiner, Trustee